SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Agrium Inc.

(Name of Issuer)

Common Stock without par value

(Title of Class of Securities)

008916108

(CUSIP Number)

Marc Weingarten, Esq.

David Rosewater, Esq.

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008916108		SCHEDULE 13D/A	Page 2 of 8 Pages

1	Name of Reporting Person JANA PARTNERS LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,199,881

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,199,881

11	Aggregate Amount Beneficially Owned by Each Person 11,199,881

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 7.5%

14	Type of Reporting Person* IA

CUSIP No. 008916108		SCHEDULE 13D/A	Page 3 of 8 Pages

1	Name of Reporting Person MITCHELL JACOBSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* PF OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,739

	8	Shared Voting Power 76,761 (see Item 5(a) and (b) for more information)

	9	Sole Dispositive Power 56,739

	10	Shared Dispositive Power 76,761 (see Item 5(a) and (b) for more information)

11	Aggregate Amount Beneficially Owned by Each Person 133,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 0.09%

14	Type of Reporting Person* IN

CUSIP No. 008916108		SCHEDULE 13D/A	Page 4 of 8 Pages

1	Name of Reporting Person DAVID BULLOCK

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 0.00%

14	Type of Reporting Person* IN

CUSIP No. 008916108		SCHEDULE 13D/A	Page 5 of 8 Pages

1	Name of Reporting Person STEPHEN CLARK

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 0.00%

14	Type of Reporting Person* IN

CUSIP No. 008916108		SCHEDULE 13D/A	Page 6 of 8 Pages

1	Name of Reporting Person LYLE VANCLIEF

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 100

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 0.00%

14	Type of Reporting Person* IN

CUSIP No. 008916108	SCHEDULE 13D/A	Page 7 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 21, 2013 (collectively with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, no par value, of Agrium Inc., a Canadian corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends Items 4, 5 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Attached hereto as Exhibit E is the proxy circular and related materials issued by JANA Partners LLC on March 7, 2013.

Item 5.	Interest in Securities of the Company

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows::

(c) There have been no transactions in the Shares effected by the Reporting Persons since the previous Schedule 13D amendment.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by the addition of the following:

Exhibit E:	Proxy circular and related materials issued by JANA Partners LLC, dated March 7, 2013.

CUSIP No. 008916108	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2013

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ David Bullock
David Bullock

/s/ Stephen Clark
Stephen Clark

/s/ Mitchell Jacobson
Mitchell Jacobson

/s/ Lyle Vanclief
Lyle Vanclief